EXHIBIT 4.32

No. _________

CONFIDENTIAL PRIVATE OFFERING MEMORANDUM

15% Subordinated Convertible Debentures, Series A, due February 1, 2014 or August 1, 2014

To Replace

15% Subordinated Convertible Debentures, Series A, due August 1, 2013

American Bio Medica Corporation (“we”, “us” or the “Company”) has previously issued 10% Subordinated Convertible Debentures, Series A, due August 1, 2012 (the “Original Debenture”) to you, the Original Debenture Holder (the “Holder”). The Original Debenture was amended and the maturity date extended until August 1, 2013 (the “Initial Debenture Extension”).

The Company desires to further extend the maturity date of each Debenture until February 1, 2014 or August 1, 2014 (the “Second Extended Maturity Dates”) (when so modified, the “Second Replacement Debenture”).

Cantone Research, Inc., (the “Placement Agent”) will act as the Company’s placement agent in connection with the issuance of the Second Replacement Debenture.

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH OR APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE AUTHORITY PASSED ON THE ACCURACY OF ADEQUACY OF THIS MEMORANDUM. THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT AUTHORIZED.

the PURCHASE OF THE original DEBENTURE and the subsequently extended and amended Debenture WAS speculative and involveD a high degree of risk (See “Risk Factors”); thESE RISKS STILL EXIST as of the date of this memorandum, AND THERE ARE SPECIFIC RISKS ASSOCIATED WITH THE SECOND EXTENSION OF THE ORIGINAL DEBENTURE (the “Second Replacement debenture”).

THE INFORMATION CONTAINED IN THIS CONFIDENTIAL PRIVATE OFFERING MEMORANDUM DATED SEPTEMBER 10, 2013 (THE “MEMORANDUM”) HAS BEEN PREPARED TO ASSIST HOLDERS IN MAKING THEIR OWN EVALUATION OF THE COMPANY AND DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT A HOLDER MAY REQUIRE. FOR FURTHER INFORMATION, HOLDERS ARE ENCOURAGED TO REVIEW THE COMPANY’S PERIODIC AND CURRENT REPORTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”). FURTHERMORE, HOLDERS SHOULD CONDUCT THEIR OWN INVESTIGATION AND ANALYSIS OF THE COMPANY AND THE INFORMATION CONTAINED IN THIS MEMORANDUM AND IN THE COMPANY’S FILINGS WITH THE COMMISSION

THE SECOND REPLACEMENT DEBENTURE IS NOT RATED, AND NO APPLICATION WILL BE MADE TO OBTAIN A RATING THEREON. THE SECOND REPLACEMENT DEBENTURE SHOULD ONLY BE HELD BY INVESTORS/HOLDERS WHO (A) QUALIFY AS “ACCREDITED INVESTORS” AS DEFINED IN RULE 501 OF REGULATION D PROMULGATED BY THE COMMISSION, (B) CAN BEAR THE ECONOMIC RISK OF THE SECOND REPLACEMENT DEBENTURE, (C) HAVE SUCH KNOWLEDGE AND EXPERIENCE IN BUSINESS AND FINANCIAL MATTERS AS TO BE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THE SECOND REPLACEMENT DEBENTURE, (D) ACKNOWLEDGE THAT THE SECOND REPLACEMENT DEBENTURE IS SUITABLE ONLY FOR INCLUSION IN A DIVERSIFIED PORTFOLIO OF HIGH YIELD, HIGH RISK SECURITIES, AND (E) HAVE UNDERTAKEN THE RESPONSIBILITY FOR OBTAINING ALL INFORMATION THAT IS DEEMED NECESSARY AND DESIRABLE TO FORM A DECISION TO FURTHER EXTEND THE ORIGINAL DEBENTURE.

THE COMMISSION DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO THE SECOND REPLACEMENT DEBENTURE NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY MEMORANDUM OR OTHER LITERATURE.

This Memorandum is submitted in connection with the SECOND REPLACEMENT DEBENTURE and may not be reproduced or used for any other purpose.

No OFFERING literature or advertising in any form shall be employed in the Offering except to the extent authorized by the Company. No person, including but not limited to the placement agent, has been authorized to give information or to make any representations other than those contained in THE MEMORANDUM and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.

You, THE HOLDER, are not to construe the contents of the Memorandum as legal, business or tax advice. Each HOLDER should consult his OR HER personAL counsel, accountant or other advisors as to legal, tax, economic and related matters concerning a CONTINUING investment in the Company and its suitability for him or her.

The Officers of the Company shall make available to each HOLDER or his representative the opportunity to ask questions of, and receive answers from, them and any other person authorized to act on their behalf concerning any aspect of THE SECOND REPLACEMENT DEBENTURE. HOLDERS may verify the accuracy of the information contained in THIS Memorandum to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense.

Neither the delivery of this Memorandum nor THE SECOND REPLACEMENT DEBENTURES, under any circumstances, createS any implication that there has been no change in the Company’s affairs since the date of THIS MEMORANDUM. This Memorandum does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making the solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

FORWARD LOOKING STATEMENTS

Except for the historical information contained in this Memorandum, the matters discussed in this Memorandum or otherwise incorporated by reference into this Memorandum are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of the Exchange Act, the Securities Act and the Private Securities Litigation Reform Act of 1995, as amended, apply to forward-looking statements made by the Company. These forward-looking statements involve risks and uncertainties, including those identified within the “Risk Factors” section of this Memorandum and elsewhere in, or incorporated by reference into, this Memorandum. Although our management believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, we cannot assure investors that these expectations will prove correct, and the actual results that we achieve may differ materially from any forward-looking statements, due to such risks and uncertainties.

These forward-looking statements are based on current expectations, and we assume no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by us in this Memorandum that attempt to advise interested parties of the risks and factors that may affect the Company’s business. Each Investor/Holder must make his or her own evaluation of the merits and risks of the Second Replacement Debenture.

All inquiries regarding us should be made through the contacts listed below.

For further information, please call or E-mail:

American Bio Medica Corporation
Stan Cipkowski	(800) 227-1243
scipkowski@abmc.com
Melissa A. Waterhouse	(800) 227-1243
mdwaterhouse@abmc.com

Placement Agent
Cantone Research, Inc.	(732) 450-3500
Anthony J. Cantone	ajcantone@cantone.com

Terms for Extension of $645,000 in Series A Debentures of American Bio Medica Corporation, and $150,000 of a Bridge Loan with Cantone Asset Management, both due 8/1/2013

The following is a summary of the terms under which the Company is offering to further extend the term of the Series A Debentures. This summary is subject to the actual terms disclosed in this Memorandum.

Issuer:	American Bio Medica Corporation (ABMC)

Issue:	In exchange for the existing 15% convertible debentures due 8/1/2013, ABMC will issue two series of notes: new one year notes paying 15% interest to mature 8/1/2014 with one warrant for each $1 of Note; and up to $345,000 in 15% six month notes due 2/1/2014 with no warrants. These warrants will be priced at the average closing sale price of the Company common stock for the five business days ending September 16, 2013.

Investors:	Accredited Investors identified by CRI and current holders of debt maturing 8/1/2013.

Note price:	Par – $1,000 per note

Interest rate:	15% simple interest to be paid quarterly in arrears beginning November 1, 2013.

Registration:	Company is expected to register the issuance of the shares underlying all the various warrants and conversion of principal within 6 months after the last warrant issuance. Penalty for not registering underlying shares is the interest rate will increase to 18% on the notes retroactive to day issued. The shares underlying warrants issued to CAM and to CRI will also have the same registration rights.

Conditions:	Completion of due diligence, customary underwriting terms and other terms advised by Counsel. Payment of the August 1, 2013 interest payment on the original notes has been made.

Right of Participation:	For as long as any of the notes remain outstanding, the investors (thru CRI) shall have a right of participation in any new fund raising (debt or equity of any kind) undertaken by ABMC.

Additional Covenants:	The definitive agreements will contain provisions prohibiting ABMC from issuing variable priced equity or variable price equity linked Securities.

Placement agent fee:	5% in cash of amount extended of current debt holders. Placement agent will also earn 75,000 warrants that expire in three years, with an exercise price to be determined by the average closing sale price of the Company common stock for the five business days ending September 16, 2013. (

Expense allowance:	Non-accountable 2% in cash or 115,000 restricted shares of ABMC stock.

CRI Attorney Fee:	$4,000

CAM Note:	CAM (Cantone Asset Management LLC) will provide approximately $50,000 of additional funds to buyout the Notes of those that do not want to extend and/or pay closing costs, in addition to rolling over the existing $150,000 bridge loan. These additional funds will be added to the “new” CAM bridge loan. As an inducement to roll-over the existing bridge loan of $150,000 and make the additional $50,000, ABMC will issue CAM a warrant for 250,000 shares exercisable at the average closing sale price of the Company common stock for the five business days ending September 16, 2013, and 153,846 shares of restricted stock.

CAM Interest:	Interest on the current CAM bridge loan (due 8/1/13) will be paid in 225,000 shares of restricted stock (in lieu of cash).
The New Bridge Loan will earn 15% simple annual interest, to be paid in advance on the closing date as 300,000 shares of restricted AMBC common stock in lieu of a payment in cash.

GENERAL INFORMATION

American Bio Medica Corporation is a publicly traded company (OTCQB: ABMC) and files periodic and current reports with the Commission, including but not limited to our Annual Report on Form 10-K for the year ended December 31, 2012 filed on March 28, 2013, our Form 10-Q for the quarterly period ended March 31, 2013 filed on May 14, 2013, our Form 10-Q for the period ended June 30, 2013 filed on August 14, 2013, and Current Reports filed on Form 8-K on January 22, 2013, February 8, 2013, March 15, 2013, May 21, 2013 and June 25, 2013.

Information on the Company’s business and financial information can be found within these periodic reports. Our headquarters are located at 122 Smith Road, Kinderhook, New York 12106. Our phone numbers are (800) 227-1243 and (518) 758-8158. Copies of our Commission filings are also available on our website at www.abmc.com. The information on our website is not a part of these offering materials.

SPECIFIC RISK FACTORS RELATED TO SECOND REPLACEMENT DEBENTURES

the debenture holders HAVE SOLE DISCRETION to accept the sECOND REPLACEMENT DEBENTURES or to require the company to pay principal and interest THAT WAS due to them on the original maturity date of august 1, 2013.

Holders of the Original Debentures may opt to receive payment of principal and interest instead of accepting the Second Replacement Debenture. We have arranged for another bridge loan of up to $50,000 from CAM as disclosed in the summary of terms above on page 4 of this Memorandum to pay such principal and interest as well as their placement agent fee. However, if the amount owed Holders who do not accept the Second Replacement Debentures exceeds what is available from CAM, within the thirty (30) day cure period provided under the Original Debenture, we would be required to 1) find another source of funds to pay the excess or 2) be in default under the Original Debentures. There can be no assurance that a sufficient number of Holders will accept the Second Replacement Debentures so that we will be able to avoid default. Moreover, the acceptance of those Holders who agree to the Second Replacement Debenture will be irrevocable, and such Holders will be issued Second Replacement Debentures due on the Second Extended Maturity Date(s), regardless of the Company’ default on the Original Debentures.

if we are in default under the series A debentures, we will be in default with its senior LENDERS, currently First Niagara Bank and Imperium commercial finance, llc (the “Senior lenders”).

If we are unable to 1) further amend the Original Debentures and/or 2) pay principal and interest due to those Holders that do not agree to further amend the Original Debentures, we would be in default under the Original Debentures. The cure period for this default under the Original Debentures is thirty (30) days. If we do not cure the default within this period, we would be in default under its credit arrangements with its senior lenders. Acceleration of maturity date, and demand for all principal and interest due under the credit arrangements with the senior lenders is a remedy for the senior lenders. If the senior lenders do not waive the default and demand payment of all principal and interest due, we would be unable to pay all principal and interest due to the senior lenders (which is approximately $2.1 million as of June 30, 2013). This inability to pay the senior lenders could result in other remedies being taken by the senior lenders, including but not limited to foreclosure proceedings against the Company assets that secure the senior lender credit facilities, specifically, our real estate, machinery and equipment (in the case of First Niagara) and our inventory and accounts receivable (in the case of Imperium Commercial Finance, LLC).

GENERAL RISK FACTORS

The Company’s securities are speculative and involve a high degree of risk. DEBENTURE HOLDERS should carefully consider the following risk factors as well as other information set forth in this Memorandum and other information contained in the Company’s reports filed with the Commission.

We have a history of incurring net losses.

Since our inception and throughout most of our history, we have incurred net losses, including but not limited to, a net loss of $1,111,000 incurred in the year ended December 31, 2012. We expect to continue to make substantial expenditures for sales and marketing, product development and other business purposes. Our ability to achieve profitability in the future will primarily depend on our ability to increase sales of our products, reduce production and other costs and successfully introduce new products and enhanced versions of our existing products into the marketplace. There can be no assurance that we will be able to increase our revenues at a rate that equals or exceeds expenditures. In the year ended December 31, 2012, our sales continued to be negatively impacted by the aftermath of the recession, and a limited cash flow diminished our capacity to purchase raw materials in greater quantities (and on better terms) and this resulted in increased cost of goods. Our failure to increase sales while maintaining or reducing product costs, general and administrative, sales and marketing and research and development costs will result in the Company incurring additional losses.

We believe we will need additional funding for our existing and future operations.

Our financial statements for the year ended December 31, 2012 have been prepared assuming we will continue as a going concern. If global economic conditions do not improve or return to pre-recession levels, we do not believe that our current cash balances, and cash generated from future operations will be sufficient to fund operations for the next twelve months. Future events, including the problems, delays, expenses and difficulties which may be encountered in establishing and maintaining a substantial market for our products, could make cash on hand insufficient to fund operations. If cash generated from operations is insufficient to satisfy our working capital and capital expenditure requirements, we may be required to sell additional equity or debt securities or obtain additional credit facilities. There can be no assurance that such financing will be available or that we will be able to complete financing on satisfactory terms, if at all. Any such equity financing would result in further dilution to existing shareholders.

The POCT market for DOA is highly competitive.

The POCT market for DOA is highly competitive. Several companies produce drug tests that compete directly with our DOA product line, including Alere (formerly Inverness Medical Innovations, Inc.) and its subsidiaries, as well as OraSure Technologies, Inc. In addition to these manufacturers, there are a number of smaller privately held companies, as well as foreign manufacturers, that compete with us. Cost-competitiveness, technological requirements and satisfactory product performance are essential for success in the POCT market for DOA.

Cost Competitiveness. Price competition continues to increase in the POCT markets as more companies offer products manufactured outside of the United States. Many foreign manufacturers have lower manufacturing costs and therefore can offer their products at a lower price. These lower costs include, but are not limited to, costs for labor, materials, regulatory compliance and insurance. If we are required to lower our prices to our customers, our revenue levels could be negatively impacted which would adversely affect our gross profit margins.

Price competition is also increasing as a result of a number of mergers/acquisition in the drug testing market, as some of these mergers/acquisitions were of US based companies. Oftentimes, when US based companies are purchased, their manufacturing operations are moved outside of the US and this enables the acquirer to lower prices on the products, thereby increasing the number of lower cost products on the market.

Based upon actual results in the year ended December 31, 2012, and given current levels of operating expenses, we must achieve approximately $3.1 million in quarterly net sales to attain break-even results of operations. If our products do not achieve and maintain this level of revenue, or if we fail to maintain certain gross profit margins, our results of operations would be significantly harmed.

Technological Requirements. As new technologies are introduced into the POCT market for DOA, we may be required to commit considerable effort, time and resources to enhance our current product portfolio or develop new products to compete with these new technologies. There can be no assurance that any new enhancements or products will be successful in competing with new technologies offered by our competitors. Our success will depend upon meeting product pricing and performance objectives, and there can be no assurance that new enhancements or products will meet such price or performance objectives. We are subject to all of the risks inherent in product development, which could cause material delays in manufacturing. If we fail to keep up with technology in our industry, we may be at a competitive disadvantage or we may face technological obsolescence.

Satisfactory Product Performance. Due to the variety and complexity of the environments in which our customers operate, our products may not operate as expected, unanticipated problems may arise with respect to the technologies incorporated into our drug tests or product defects affecting product performance may become apparent after our drug tests enter the market. We could incur significant costs if we are required to remedy defects in any of our products after commercial introduction. Any of these issues could result in cancelled orders, delays and increased expenses.

In addition, some of our competitors are more well known, and some have far greater financial resources, which means they can devote substantially more resources to business and product development and marketing efforts. Our inability to successfully address any competitive risk factors could negatively impact sales and further reduce our profitability.

One of our customers accounted for more than 10% of our total net sales in the year ended December 31, 2012.

One of our customers accounted for approximately 14.8% of our total net sales in the year ended December 31, 2012. Although we have entered into a written purchase agreement with this customer, this customer does not have any minimum purchase obligations and could stop buying our products with 90-days notice. A reduction, delay or cancellation of orders from this customer or the loss of this customer could reduce our revenues. We cannot provide assurance that this customer or any of our current customers will continue to place orders, that orders by existing customers will continue at current or historical levels or that we will be able to obtain orders from new customers.

We rely on third parties for raw materials used in our DOA products and in our bulk test strip contract manufacturing processes.

We currently have approximately 51 suppliers who provide us with the raw materials necessary to manufacture our point of collection drug-testing strips and our point of collection tests for DOA. For most of our raw materials we have multiple suppliers, but there are a few raw materials for which we only have one supplier. The loss of one or more of these suppliers, the non-performance of one or more of their materials or the lack of availability of raw materials could suspend our manufacturing process related to our DOA products. This interruption of the manufacturing process could impair our ability to fill customers’ orders as they are placed, putting the Company at a competitive disadvantage.

Furthermore, we rely on a number of third parties for the supply of raw materials necessary to manufacture the test components we supply to other diagnostic companies under bulk test strip contract manufacturing agreements. For most of these raw materials we have multiple suppliers, but there are a few raw materials for which we only have one supplier. The loss of one or more of these suppliers could suspend the bulk test strip manufacturing process and this interruption could impair our ability to perform bulk test strip contract manufacturing services.

We have a significant amount of raw material and “work in process” inventory on hand that may not be used in the year ended December 31, 2013 if the expected configuration of sales orders is not received at projected levels.

We currently have approximately $1,578,000 in raw material components for the manufacture of our products at December 31, 2012. The non-chemical raw material components may be retained and used in production indefinitely and the chemical raw materials components have lives in excess of 20 years. In addition to the raw material inventory, we have approximately $671,000in manufactured testing strips, or other “work in process” inventory at December 31, 2012. The components for much of this “work in process” inventory have lives of 12-24 months. If sales orders received are not for products that would utilize the raw material components, or if product developments make the raw materials obsolete, we may be required to dispose of these unused raw materials. In addition, since the components for much of the “work in process” inventory have lives of 12-24 months, if sales orders within the next 12-24 months are not for products that contain the components of the “work in process” inventory, we may need to discard this expired “work in process” inventory. We have established an allowance for obsolete or slow moving inventory. At December 31, 2012, this allowance was $261,000. There can be no assurance that this allowance will continue to be adequate for the year ending December 31, 2013 and/or that it will not have to be adjusted in the future.

We depend on our R&D team for product development and/or product enhancement.

Our R&D team performs product development and/or enhancement. There can be no assurance that our R&D team can successfully complete the enhancement of our current products and/or complete the development of new products. Furthermore, the loss of one or more members of our R&D team could result in the interruption or termination of new product development and/or current product enhancement, affecting our ability to provide new or improved products to the marketplace, which would put the Company at a competitive disadvantage.

Possible inability to hire and retain qualified personnel.

We will need additional skilled sales and marketing, technical and production personnel to grow the business. If we fail to retain our present staff or hire additional qualified personnel our business could suffer.

We depend on key personnel to manage our business effectively.

We are dependent on the expertise and experience of our senior management for our future success. The loss of a member of senior management could negatively impact our business and results of operations. Currently we have 2 executive officers, Stan Cipkowski, our CEO, CFO, Treasurer and Director, and Melissa A. Waterhouse, our EVP, Regulatory Affairs, Chief Compliance Officer and Corporate Secretary; both of which have employment agreements in place. Even with employment agreements in place, there can be no assurance that Cipkowski or Waterhouse will continue their employment; and the loss of either Cipkowski or Waterhouse could disrupt the business and therefore have a negative impact on business results. We also have a number of other individuals in senior management positions. There can be no assurance that they too will continue their employment. We do maintain key man insurance for our Chief Executive Officer Stan Cipkowski.

Any adverse changes in our regulatory framework could negatively impact our business.

In the past, our industry believed that when DOA POCTs were sold in non-clinical markets (such as workplace), they did not fall under the definition of a “medical device”, but when sold in the Clinical market, they did fall under the definition of a “medical device”. When a product is a medical device, a 510(k) marketing application must be submitted to the FDA. A 510(k) is a premarketing submission made to the FDA to demonstrate that the device to be marketed is as safe and effective, that is, substantially equivalent, to a legally marketed device that is not subject to premarket approval. Applicants must compare their 510(k) device to one or more similar devices currently on the U.S. market and make and support their substantial equivalency claims. A legally marketed device is a device that was legally marketed prior to May 28, 1976 (pre-amendments device), or a device that has been reclassified from Class III to Class II or I, or a device which has been found to be substantially equivalent to such a device through the 510(k) process, or one established through Evaluation of Automatic Class III Definition. The legally marketed device(s) to which equivalence is drawn is known as the “predicate” device(s). Applicants must submit descriptive data and, when necessary, performance data to establish that a device is substantially equivalent to a predicate device.

Our urine point of collection products have received 510(k) marketing clearance from the FDA, and have therefore met FDA requirements for professional use. Our oral fluid products have never been marketed or sold to the Clinical market (or to any market that would use the products for diagnosis or treatment) and given our belief that 510(k) marketing clearance was not required to sell in non-clinical markets, we never sought 510(k) marketing clearance from FDA on our oral fluid DOA products. We have also been granted a CLIA waiver from the FDA related to our Rapid TOX product line.

In July 2009, we received a warning letter from FDA, which indicated that we were marketing OralStat (one of our oral fluid DOA products), in workplace settings without marketing clearance or approval (see Current Report on Form 8-K filed with the SEC on August 5, 2009). A warning letter is considered by FDA to be informal and advisory. While a warning letter communicates FDA’s position on a matter it does not commit the FDA to taking enforcement action. We communicated to the FDA our belief (based on legal opinion) that marketing clearance was not required in non-clinical markets, and the fact that there were many other oral fluid point of collection drug tests being sold in the Workplace market by our competitors, none of which have received FDA marketing clearance. The FDA continued to disagree with our interpretation of FDA regulations related to medical devices, and the FDA continued to assert jurisdiction of drug testing performed in the workplace. We also advised FDA that we were willing to obtain marketing clearance but that specific technical and scientific issues existed when attempting to utilize FDA’s draft guidance for our OralStat (because the draft guidance was written for urine drug tests). Nevertheless, we were unable to reach a consensus with the FDA on neither the jurisdiction issue nor the technical issues.

On July 10, 2012, we announced in a press release and a Current Report on Form 8-K that we entered into a Consent Decree of Permanent Injunction (the “Consent Decree”) with FDA. Under the terms of the Consent Decree, we will be allowed to continue to market our OralStat drug test in the workplace market while we take action to obtain a 510(k) marketing clearance. More specifically, FDA will provide the Company with its most recent guidance on the clinical and analytical studies that need to be conducted to gather data in support of a 510(k) submission for OralStat. We will then have a total of 396 days to discuss protocols with FDA, complete our analytical and clinical studies and submit a substantially complete 510(k). We have agreed to withdraw the OralStat product from the workplace market if any of the following events occur: 1) we do not submit a substantially complete 510(k) within this specified time period, 2) we fail to submit additional information within time frames specified by FDA, 3) we withdraw our submission, or 4) our 510(k) submission results in FDA’s determination that the product is not substantially equivalent. On August 3, 2012 the Consent decree was approved and entered by the United States District Court for the Northern District of New York, and on August 3, 2012, we received guidance from FDA. We are currently taking actions that will enable us to submit a 510(k) marketing application to FDA within the time frame specified under the Consent Decree.

The cost of obtaining marketing clearance will be material and incurring such cost could have a negative impact on our efforts to improve our performance and to achieve profitability. Furthermore, there can be no assurance that we will obtain marketing clearance from the FDA, especially since we would be among the first companies to apply for such marketing clearance. Our point of collection oral fluid drug tests historically account for a material portion of our sales, with sales of oral fluid drug tests accounting for approximately 20% of our sales in the two fiscal years prior to the jurisdiction issues with FDA (the majority of which are sales to the Workplace market). An inability to market and sell our point of collection oral fluid drug tests in the Workplace market will negatively impact our revenues. In addition, the Consent Decree itself could have a negative impact on our relationships with our current customers who purchase our oral fluid tests. The loss of oral fluid test customers would also negatively impact our revenues.

Although we are currently unaware of any additional changes in regulatory standards related to any of our markets, if regulatory standards were to further change in the future, there can be no assurance that the FDA will grant the Company appropriate marketing clearances required to comply with the changes, if and when we apply for them.

We rely on intellectual property rights, and we may not be able to obtain patent or other protection for our technology, products or services.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary technology, products and services. We also believe that factors such as the technological and creative skills of our personnel, new product developments, product enhancements and name recognition are essential to establishing and maintaining our technology leadership position. Our personnel are bound by non-disclosure agreements. However, in some instances, some courts have not enforced all aspects of such agreements.

We seek to protect our proprietary products under trade secret and copyright laws, which afford only limited protection. We currently have a total of 31 patents related to our POCT products. We have additional patent applications pending in the United States, and other countries, related to our POCT products. We have trademark applications pending in the United States. Certain trademarks have been registered in the United States and in other countries. There can be no assurance that the additional patents and/or trademarks will be granted or that, if granted, they will withstand challenge.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain information that we regard as proprietary. We may be required to incur significant costs to protect our intellectual property rights in the future. In addition, the laws of some foreign countries do not ensure that our means of protecting our proprietary rights in the United States or abroad will be adequate. Policing and enforcement against the unauthorized use of our intellectual property rights could entail significant expenses and could prove difficult or impossible.

Potential issuance and exercise of new options and warrants and exercise of outstanding options and warrants, along with the conversion of outstanding convertible debentures could adversely affect the value of our securities.

Stock Option Plans. We currently have two non-statutory stock option plans, the Fiscal 2000 Non-statutory Stock Option Plan (the “2000 Plan”) and the Fiscal 2001 Non-statutory Stock Option Plan (the “2001 Plan”). Both the 2000 Plan and the 2001 Plan have been adopted by our Board of Directors and approved by our shareholders, and both have options issued, but only the 2001 Plan has options available for future issuance. As of December 31, 2012 there were 23,500 options issued and outstanding under the 2000 Plan and 2,915,580 options issued and outstanding under the 2001 Plan, for a total of 2,939,080 options issued and outstanding as of December 31, 2012. Of the total options issued and outstanding, 2,189,080 are fully vested as of December 31, 2012. As of December 31, 2012, there were 801,420 options available for issuance under the 2001 Plan.

Series A Debentures. In August 2008, we completed an offering of 10% Series A Debentures (“Series A Debentures”) and received gross proceeds of $750,000. The net proceeds of the offering of Series A Debentures were $631,000 after placement agent fees and expenses, legal and accounting fees and state filing fees. Holders of the Series A Debentures have a right of conversion of the principal amount of the Series A Debentures into shares (the “Debenture Conversion Shares”) of the common stock of the Company (“Common Stock”), at a conversion rate of 666.67 shares per $500 in principal amount of the Series A Debentures (representing a conversion price of approximately $0.75 per share). This conversion right could be exercised at any time, commencing the earlier of (a) 120 days after the date of the Series A Debentures, or (b) the effective date of a Registration Statement to be filed by the Company with respect to the Conversion Shares. We have the right to redeem any Series A Debentures that have not been surrendered for conversion at a price equal to the Series A Debentures’ face value plus $0.05 per underlying common share, or $525 per $500 in principal amount of the Series A Debentures. We can exercise this redemption right at any time within 90 days after any date when the closing price of the Common Stock has equaled or exceeded $2.00 per share for a period of 20 consecutive trading days.

As placement agent, Cantone Research, Inc. (“Cantone”) received a placement agent fee, and was also issued a four-year warrant to purchase 30,450 shares of the Company’s common stock at an exercise price of $0.37 per share (the closing price of the Company’s common shares on the Closing Date) and a four-year warrant to purchase 44,550 shares of the Company’s common stock at an exercise price of $0.40 per share (the closing price of the Company’s common stock on the Series A Completion Date), (together the “Placement Agent Warrants”). All Warrants issued to Cantone were immediately exercisable upon issuance.

We registered the Debenture Conversion Shares and the Common Stock underlying the Placement Agent Warrants in a Registration Statement on Form S-3 (the “Registration Statement”) filed with the SEC on April 15, 2009 and amended on May 5, 2009. The Registration Statement was declared effective on June 10, 2009.

The Series A Debentures were set to mature on August 1, 2012; however, July 25, 2012, we entered into another Placement Agent Agreement (the “Agent Agreement”) with Cantone. Under the terms of the Agent Agreement, Cantone acted as our exclusive placement agent in connection with an amendment of the Series A Debentures. Under the amendment, the term of Series A Debentures was extended to reflect a due date of August 1, 2013, and the interest rate during the extension period was increased from 10% to 15% per annum, due quarterly in arrears. All other terms of the Series A Debentures remained unchanged. As compensation for their placement agent services, Cantone received a cash fee of 5% of the gross amount of existing Series A Debentures, or $37,500, and the Placement Agent Warrants issued to Cantone (in connection with their services as placement agent in the original Series A Debenture financing) were amended to reflect a purchase price of $0.17 per share and a new term of three (3) years.

On July 30, 2012, we entered into a Bridge Loan Agreement and Note (the “Bridge Loan”) with Cantone Asset Management, LLC (“CAM”). The Bridge Loan is in the amount of $150,000 and was used to pay $100,000 to those Holders of Series A Debentures that did not wish to amend/extend the Series A Debentures and $50,000 was used to pay placement agent fees and expenses previously indicated in the previous paragraph.

On July 31, 2012, we entered into an Amendment to the Series A Debenture (the “Series A Debenture Amendment”) with thirty-two of the thirty-seven Holders of Series A Debentures (representing $645,000 of Series A Debentures). As previously indicated, the Series A Debenture Amendment extends the due date of the Series A Debenture to August 31, 2013 and increased the interest rate to 15% per annum, payable quarterly in arrears. All other terms of the Series A Debentures remain unchanged. Five of the Debenture Holders (representing $105,000 in Series A Debentures) did not wish to extend the Series A Debentures and we used proceeds of $100,000 from the Bridge Loan and $5,000 paid directly from the Company to pay principal amounts due to these non-extending Debenture Holders. Given that five of the Holders did not extend, and the principal paid, the number of potential Debenture Conversation Shares did decrease from just over 1 million shares to approximately 860,000 shares.

On August 1, 2012, we entered into a Consulting Agreement (“Consulting Agreement”) with CAM. The Consulting Agreement commenced August 1, 2012 and ends on August 1, 2013. Under the terms of the Consulting Agreement, CAM will provide the Company with financial advisory services and advice related to debt refinancing. On August 1, 2012, the Company issued CAM warrants to purchase 300,000 shares of the Company’s common stock at an exercise price of $0.16 per share (the closing price of the Company’s common shares on August 1, 2012) (the “CAM Warrant”). The CAM Warrant is exercisable through July 31, 2015 and has piggyback registration rights.

If these stock options, Debenture Conversion Shares, Placement Agent Warrants or CAM Warrant are exercised, the common shares issued will be freely tradable, increasing the total number of common shares issued and outstanding. If these shares are offered for sale in the public market, the sales could adversely affect the prevailing market price by lowering the bid price of our securities. The exercise of any of these stock options, Debenture Conversion Shares, Placement Agent Warrants or CAM Warrant could also materially impair our ability to raise capital through the future sale of equity securities because issuance of the common shares underlying the stock options, Debenture Conversion Shares, Placement Agent Warrants or CAM Warrant would cause further dilution of our securities. In addition, in the event of any change in the outstanding shares of our common stock by reason of any recapitalization, stock split, reverse stock split, stock dividend, reorganization consolidation, combination or exchange of shares, merger or any other changes in our corporate or capital structure or our common shares, the number and class of shares covered by the stock options and/or the exercise price of the stock options may be adjusted as set forth in their plans.

Substantial resale of restricted securities may depress the market price of our securities.

There are 4,290,523 common shares presently issued and outstanding as of the date hereof that are “restricted securities” as that term is defined under the Securities Act of 1933, as amended, (the “Securities Act”) and in the future may be sold in compliance with Rule 144 of the Securities Act (“Rule 144”), or pursuant to a registration statement filed under the Securities Act. Rule 144 addresses sales of restricted securities by affiliates and non-affiliates of an issuer. An “affiliate” is a person, such as an officer, director or large shareholder, in a relationship of control with the issuer. “Control” means the power to direct the management and policies of the company in question, whether through the ownership of voting securities, by contract, or otherwise. If someone buys securities from a controlling person or an affiliate, they take restricted securities, even if they were not restricted in the affiliate’s hands.

A person who is not an affiliate of the issuer (and who has not been for at least three months) and has held the restricted securities for at least one year can sell the securities without regard to restrictions. If the non-affiliate had held the securities for at least six months but less than one year, the securities may be sold by the non-affiliate as long as the current public information condition has been met (i.e. that the issuer has complied with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

We are subject to reporting requirements of the Exchange Act. Under Rule 144, if a holder of securities is an affiliate of an issuer subject to Exchange Act reporting requirements, the securities must be held for at least six months. In addition, the number of equity securities sold during any three-month period cannot exceed 1% of the outstanding shares of the same class being sold. The securities must be sold in unsolicited, routine trading transactions and brokers may not receive more than normal commission. Affiliates must also file a notice with the SEC on Form 144 if a sale involves more than 5,000 shares or the aggregate dollar amount is greater than $50,000 in any three-month period. The sale must take place within three months of filing the Form 144 and, if the securities have not been sold, an amended notice must be filed. Investors should be aware that sales under Rule 144 or pursuant to a registration statement filed under the Securities Act may depress the market price of our securities in any market for such shares.

Our securities are currently trading on the Pink OTC Markets, Inc. (under their OTCQB™ market tier), and may be subject to SEC “penny stock,” rules, which could make it more difficult for a broker-dealer to trade our common shares, for an investor to acquire or dispose of our common shares in the secondary market and for us to retain or attract market makers.

The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange or securities of an issuer in continuous operation for more than three years whose net tangible assets are in excess of $2 million, or an issuer that has average revenue of at least $6 million for the last three years. Our common shares were delisted from the NASDAQ Capital Market in September 2009 and are currently trading on the Pink OTC Markets, Inc., under their OTCQB market tier (the US registered and reporting marketplace for over-the-counter (OTC) securities). As of the year ended December 31, 2012, our net tangible assets did not exceed $2 million, however, our average revenue for the last three years exceeded $6 million, so that our securities currently qualify for exclusion from the “penny stock” definitions. However, if our three-year average revenue falls below $6 million, we would fail to qualify for the exclusion, and our common shares would be subject to “penny stock” rules. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. For these reasons, a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market. Therefore, broker-dealers may be less willing or able to sell or make a market in our securities because of the penny stock disclosure rules. Not maintaining a listing on a major stock market may result in a decrease in the trading price of our securities due to a decrease in liquidity and less interest by institutions and individuals in investing in our securities, and could also make it more difficult for us to raise capital in the future. Furthermore, listing on the OTCQB may make it more difficult to retain and attract market makers. In the event that market makers cease to function as such, public trading of our securities will be adversely affected or may cease entirely.

We incur additional significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We incur significant legal, accounting and other expenses as a result of our required compliance with certain regulations. More specifically, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and other rules subsequently implemented by the SEC, impose various requirements on public companies. Our management and other personnel must devote a substantial amount of time to these compliance requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and make some activities more time-consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. Management is required to perform system and process evaluation and testing of the effectiveness of our internal controls over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act. Section 404(b) of the Sarbanes-Oxley Act requires companies to obtain auditor’s attestation related to their assessment of the effectiveness of our internal controls over financial reporting. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Wall Street Reform Act”). Section 989G of the Wall Street Reform Act expressly exempts issuers that are neither “large accelerated filers” nor “accelerated filers” (which includes smaller reporting companies, and we are a smaller reporting company) from the requirement contained in Section 404(b) of the Sarbanes Oxley Act to provide an auditor attestation of internal control over financial reporting.

Although we are not required to comply with Section 404(b), we remain subject to Section 404(a) (that is, management’s report on our internal controls over financial reporting). Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. As a result, our compliance with Section 404(a) may require that we incur substantial accounting expense and expend significant management efforts. We do not have an internal audit group, and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure compliance with these regulations and/or to correct such material weaknesses. If we are not able to comply with the requirements of Section 404(a), or if we identify deficiencies in our internal controls over financial reporting, the market price of our common shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Difficult conditions in the global economy have adversely affected our business and results of operations and it is uncertain if these conditions will improve in the near future.

The global economy has faced an extended worldwide recession and economic crisis. The recession and economic crisis has substantially reduced our sales and negatively impacted our results of operations. The magnitude and duration of the recession and economic crisis make it extremely difficult to forecast future sales levels. Without an economic recovery, we could experience lower sales, lower gross margins and increased bad debt risks, all of which could adversely affect our results of operations, financial condition and cash flows. There could be a number of other adverse effects on the Company’s business, including insolvency of customers and suppliers.

Inability to comply with financial covenants under our current credit facilities could result in our creditor(s) declaring all amounts owed to them due and payable with immediate effect, or result in the collection of collateral by the creditor(s); both of which would have an adverse material impact on our business and our ability to continue operations.

We have a credit facility with Imperium Commercial Finance, LLC (the “Imperium Line of Credit”) consisting of a maximum amount of $1,500,000 on a revolving line of credit, and a discretionary supplemental advance of up to $500,000 (together the “Imperium Line of Credit”). The Imperium Line of Credit is secured by a first security interest in all of our receivables, inventory, and intellectual property rights along with a second security interest in our machinery and equipment (together the “Collateral”).

We also have a Mortgage Consolidation Loan with First Niagara Bank (“FNB”). The loan with FNB is secured by our facility in Kinderhook, New York as well as various pieces of machinery and equipment.

Both of these facilities require that we comply with certain financial covenants (these covenants are discussed in more detail in our period reports on Form 10-Q and in our annual reports on Form 10-K). Our failure to comply with the financial covenants under either one of these facilities would not only result in a default under the particular facility but could be considered an event of default under the other facility.

Each lender has certain remedies for non-compliance; Imperium’s remedies, include but are not necessarily limited to, increased interest rates, suspension of advances under the Imperium Line of Credit, declaration of all amounts owed to them due and payable, or collection or receiving of Collateral. FNB’s remedies include, but are not necessarily limited to, consideration of all amounts owed to them due and payable and collection or receiving of Collateral. If Imperium and/or FNB were to exercise these remedies, it is highly unlikely that the Company would be able to pay such amounts and this would result in the collection and receipt of the Collateral by the lender, and this would have a material adverse impact on our business and our ability to continue operations.